UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
DUNDEEWEALTH INC.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
THE BANK OF NOVA SCOTIA
(Name of Person(s) Furnishing Form)
Common Shares
Special Shares, Series C
Special Shares, Series D
First Preference Shares, Series X
(Title of Class of Subject Securities)
Common Shares — 265312108
(CUSIP Number of Class of Securities (if applicable))
Amy Satov
Executive Vice President, Distribution, Legal & Compliance and Secretary
DundeeWealth Inc.
1 Adelaide Street East, 27th Floor
Toronto, Ontario M5C 2V9
(416) 365-5139
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Deborah Alexander The Bank of Nova Scotia Scotia Plaza, 44 King Street West Toronto, Ontario M5H 1H1 (416) 866-3462	Andrew J. Beck Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000	Alan H. Paley Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6694
December 15, 2010
(Date Tender Offer/Rights Offering Commenced)

Part I — INFORMATION SENT TO SECURITY HOLDERS
Item 1.  Home Jurisdiction Documents

Exhibit 1.1	The Bank of Nova Scotia’s Offer to Purchase all of the issued and outstanding Common Shares and all of the issued and outstanding Special Shares, Series C and Special Shares, Series D and all of the issued and outstanding First Preference Shares, Series X of DundeeWealth Inc., dated December 15, 2010 and related Circular

Exhibit 1.2	DundeeWealth Inc.’s Directors’ Circular, dated December 15, 2010

Exhibit 1.3	Letter of Transmittal to Deposit Common Shares, Special Shares and First Preference Shares, Series X of DundeeWealth Inc. pursuant to the Offer dated December 15, 2010 made by The Bank of Nova Scotia

Exhibit 1.4	Notice of Guaranteed Delivery to Deposit Common Shares, Special Shares and First Preference Shares, Series X of DundeeWealth Inc. pursuant to the Offer dated December 15, 2010 made by The Bank of Nova Scotia
Item 2.  Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibits 1.1 and 1.2.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1	The Bank of Nova Scotia’s annual information form dated December 3, 2010, for the year ended October 31, 2010 (incorporated by reference from Exhibit 1 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

Exhibit 2.2	The Bank of Nova Scotia’s management proxy circular attached to the notice of meeting dated February 9, 2010 prepared in connection with the Bank’s annual meeting of shareholders held on April 8, 2010 (incorporated by reference from Exhibit 99.1 to The Bank of Nova Scotia’s Form 6-K, filed on March 1, 2010)

Exhibit 2.3	The Bank of Nova Scotia’s consolidated balance sheets as at October 31, 2010 and 2009 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2010, together with the auditors’ report thereon (incorporated by reference from Exhibits 3 and 4 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

Exhibit 2.4	The Bank of Nova Scotia’s management’s discussion and analysis of financial condition and results of operations, for the year ended October 31, 2010 (incorporated by reference from Exhibit 2 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

Exhibit 2.5	The Bank of Nova Scotia’s material change report dated September 13, 2010

Exhibit 2.6	The Bank of Nova Scotia’s material change report dated November 24, 2010
PART III — CONSENT TO SERVICE OF PROCESS
The Bank of Nova Scotia is filing a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

EXHIBIT INDEX

Exhibit
Number		Description of Document

*1.1	—	The Bank of Nova Scotia’s Offer to Purchase all of the issued and outstanding Common Shares and all of the issued and outstanding Special Shares, Series C and Special Shares, Series D and all of the issued and outstanding First Preference Shares, Series X of DundeeWealth Inc., dated December 15, 2010 and related Circular

*1.2	—	DundeeWealth Inc.’s Directors’ Circular, dated December 15, 2010

*1.3	—	Letter of Transmittal to Deposit Common Shares, Special Shares and First Preference Shares, Series X of DundeeWealth Inc. pursuant to the Offer dated December 15, 2010 made by The Bank of Nova Scotia

*1.4	—	Notice of Guaranteed Delivery to Deposit Common Shares, Special Shares and First Preference Shares, Series X of DundeeWealth Inc. pursuant to the Offer dated December 15, 2010 made by The Bank of Nova Scotia

2.1	—	The Bank of Nova Scotia’s annual information form dated December 3, 2010, for the year ended October 31, 2010 (incorporated by reference from Exhibit 1 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

2.2	—	The Bank of Nova Scotia’s management proxy circular attached to the notice of meeting dated February 9, 2010 prepared in connection with the Bank’s annual meeting of shareholders held on April 8, 2010 (incorporated by reference from Exhibit 99.1 to The Bank of Nova Scotia’s Form 6-K, filed on March 1, 2010)

2.3	—	The Bank of Nova Scotia’s consolidated balance sheets as at October 31, 2010 and 2009 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2010, together with the auditors’ report thereon (incorporated by reference from Exhibits 3 and 4 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

2.4	—	The Bank of Nova Scotia’s management’s discussion and analysis of financial condition and results of operations, for the year ended October 31, 2010 (incorporated by reference from Exhibit 2 to The Bank of Nova Scotia’s Annual Report on Form 40-F, filed on December 3, 2010)

*2.5	—	The Bank of Nova Scotia’s material change report dated September 13, 2010

*2.6	—	The Bank of Nova Scotia’s material change report dated November 24, 2010

*	Filed herewith

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice-President, General Counsel and Secretary

December 16, 2010